

03051128

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 17 2003
DIVISION OF MARKET REGULATION

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SEC FILE NUMBER
8- 27006

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DFA Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1299 Ocean Avenue, 11th Floor
(No. and Street)

Santa Monica (City) California (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael T. Scardina, Vice President and CFO (310) 395-8005
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — if individual, state last, first, middle name)

350 South Grand Avenue (Address) Los Angeles (City) California (State) 90071 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 03 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Michael T. Scardina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DFA Securities Inc., as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

STATE OF California

COUNTY OF Los Angeles

Michael T Scardina

Michael T. Scardina Signature

Vice President and Chief Financial Officer

Title

SUBSCRIBED AND SWORN TO BEFORE ME

THIS 3rd DAY OF February, 2003.

BY Michael T. Scardina

Christine Wai-Ling Ho

NOTARY PUBLIC

CHRISTINE WAI-LING HO
Commission # 1321849
Notary Public - California
Los Angeles County
My Comm. Expires Oct 17, 2005

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DFA Securities Inc.

(A Wholly Owned Subsidiary of Dimensional Fund Advisors Inc.)

Report on Audited Financial Statements and
Supplementary Information
Pursuant to Rule 17a-5 of
the Securities and Exchange Commission
For the Year Ended December 31, 2002



PricewaterhouseCoopers LLP
350 South Grand Avenue, 49th Floor
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

Report of Independent Accountants

To the Board of Directors and Shareholder of
DFA Securities Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of DFA Securities Inc. (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 14, 2003

DFA Securities Inc.
(A Wholly Owned Subsidiary of Dimensional Fund Advisors Inc.)
Statement of Financial Condition
December 31, 2002

Assets:

Investment in affiliated mutual fund	$ 60,336

Stockholder's Equity:

Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	$ 1,000
Additional paid-in capital	59,000
Retained earnings	336
Total stockholder's equity	$ 60,336

The accompanying notes are an integral part of these financial statements.

DFA Securities Inc.
(A Wholly Owned Subsidiary of Dimensional Fund Advisors Inc.)
Statement of Operations
For the Year Ended December 31, 2002

Investment income	$	2,354
Expenses:		
Legal		1,742
General and administrative		613
Net loss	$	(1)

The accompanying notes are an integral part of these financial statements.

DFA Securities Inc.
(A Wholly Owned Subsidiary of Dimensional Fund Advisors Inc.)
Statement of Changes in Stockholder's Equity
For the Years Ended December 31, 2002

	Common Stock Par Value	Capital in Excess of Par Value	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2001	$ 1,000	$ 59,000	$ 337	$ 60,337
Net Loss	-	-	(1)	(1)
Balance, December 31, 2002	$ 1,000	$ 59,000	$ 336	$ 60,336

The accompanying notes are an integral part of these financial statements.

DFA Securities Inc.
(A Wholly Owned Subsidiary of Dimensional Fund Advisors Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows provided by operating activities:	
Net loss	$ (1)
Adjustment to reconcile net income to net cash provided by operating activities:	
Net decrease in investment in mutual fund	1
Net change in cash	-
Cash, beginning of year	-
Cash, end of year	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

DFA Securities Inc. (the "Company"), an Illinois corporation, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly owned subsidiary of Dimensional Fund Advisors Inc. ("Parent"), a registered investment advisor under the Investment Advisors Act of 1940, as amended.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission (the "SEC").

The Company qualified for exclusion from membership under the Securities Investor Protection Act of 1970. The Company filed a Certificate of Exclusion from Membership (Form SIPC-3) with Securities Investors Protection Corporation on January 17, 2002 for the calendar year 2002.

Investment in mutual fund is carried at fair market value, which is based upon the net asset value per share. At December 31, 2002, fair market value approximated cost and unrealized gains and losses were not material.

Pursuant to distribution agreements with registered investment companies advised by the Parent, the Company supervises the sale and redemption of mutual fund shares in return for the Parent providing administrative personnel, facilities, absorbing income taxes, and other expenses.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related-Party Transactions

At December 31, 2002, the Parent provided investment management services to mutual funds invested in by the Company.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $54,906, which was $29,906 in excess of its required net capital of $25,000 and was in compliance with net capital requirements.

Supplementary Information

DFA Securities Inc.

(A Wholly Owned Subsidiary of Dimensional Fund Advisors Inc.)
Supplementary Information
December 31, 2002
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934

Net capital:	
Stockholder's equity	$ 60,336
Deductions:	
Haircut on mutual fund shares	5,430
Net capital	54,906
Minimum net capital requirement	25,000
Excess net capital	$ 29,906

Note: There are no differences between this computation of net capital and the corresponding computation prepared by the Company in its unaudited FOCUS Report as of December 31, 2002.

DFA Securities Inc.

(A Wholly Owned Subsidiary of Dimensional Fund Advisors Inc.)
Supplementary Information
December 31, 2002
Computation for Determination of the Reserve
Requirements and Information Relating to Possession
or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3

The Company claims exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of that rule.



PricewaterhouseCoopers LLP
350 South Grand Avenue, 49th Floor
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of
DFA Securities Inc.

In planning and performing our audit of the financial statements and supplemental schedules of DFA Securities Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph of this report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the second paragraph of this report, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph of this report.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate..

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 14, 2003